FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


For the month of February 2004

Commission File No.  000-19865



                             CEDARA SOFTWARE CORP.
                              (Registrant's name)

                               6509 AIRPORT ROAD
                      MISSISSAUGA, ONTARIO, CANADA L4V 1S7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

            Form 20-F        X         Form 40-F
                      ----------------           ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                              No          X
                  ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

NO.        DOCUMENT

1. SECOND QUARTER FISCAL YEAR 2004 MANAGEMENT DISCUSSION AND ANALYSIS AND FINANCIAL STATEMENTS

                                                                   DOCUMENT 1

                               [Graphic omitted]




                       MANAGEMENT DISCUSSION AND ANALYSIS
                                       &
                              FINANCIAL STATEMENTS









                        SECOND QUARTER FISCAL YEAR 2004

                                 www.cedara.com

MANAGEMENT DISCUSSION AND ANALYSIS


The following information should be read in conjunction with the Company's unaudited Consolidated Interim Financial Statements and the notes thereto for the three and six months ended December 31, 2003 and the Management Discussion and Analysis and audited Consolidated Financial Statements for the year ended June 30, 2003. All financial information is presented in Canadian dollars unless otherwise noted.


OVERVIEW OF THE COMPANY


The Company is a leading independent provider of medical technologies for many of the world's foremost medical device and healthcare information technology companies. The Company is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The Company develops and markets software for all major digital modalities and currently uses a business-to-business model to market its products and technology through Original Equipment Manufacturers ("OEMs") and Value Added Resellers ("VARs").


The Company generates revenue in three ways:

      o developing and licensing its software technology and products;

      o developing custom software for healthcare equipment manufacturers; and

      o providing service and support to its customers.


PRINCIPAL PRODUCTS AND SERVICES


The Company believes it has the most diverse product and service offering of any independent provider of medical imaging software. The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images, the sharing and archiving of images, sophisticated tools to analyze and manipulate images, and the use of imaging in surgery. The Company is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography ("CT"), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging ("MRI"), nuclear medicine, positron emission tomography ("PET"), and ultrasound. Cedara's software is deployed in hospitals and clinics worldwide - approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System ("PACS") workstations have been licensed to date.


To accurately assess a patient's condition, it is often necessary to create a view into the human body. This was initially achieved with the familiar X-ray machine. Over the past 30 years, more refined views were made possible due to more advanced medical equipment such as CT scanners, MRIs, ultrasound imagers, digital X-ray and nuclear medicine imagers.


In a clinical environment, medical images are created, viewed, used to diagnose illnesses, stored, communicated and used in the treatment of diseases. Each modality uses differing technology to acquire images and has unique needs in viewing images, diagnosing illnesses with images, as well as in treating diseases with the aid of images. The Company has developed a number of advanced technologies, products and services that are utilized in all of these areas.


SECOND QUARTER FISCAL 2004 BUSINESS HIGHLIGHTS


Significant events and actions taken in the second quarter of fiscal 2004 include:

      o On October 22, 2003, the Company unveiled Cedara(R) I-Acquire/FD(TM), its new film scanning console application. The new software allows hospitals and clinics to convert their vast libraries of film into a digital format. By digitizing film, hospitals and clinics can eliminate the ongoing costs of maintaining these film libraries.

      o On November 12, 2003, the Company announced that it had signed a major agreement with Cerner Corporation to supply certain of its medical imaging technologies and related support services. The agreement is valued at a minimum of approximately Cdn.$7.1 million, substantially all of which is expected to fall within the Company's current fiscal year.

      o On November 19, 2003, the Company received approximately $0.9 million in full and final settlement of loans outstanding from its former Chairman and Chief Executive Officer. These loans had been secured through the pledge of common shares of the Company. A portion of these shares were sold and the outstanding loans were paid in full. This repayment resulted in a recovery of approximately $1.1 million against the provisions for employee share purchase loans and severance costs.

      o On November 24, 2003, the Company signed a memorandum of understanding with IBM China. This agreement commits both parties to work together to explore and identify opportunities in the Chinese market. Under the agreement, IBM and Cedara will develop a channel strategy. Both parties will promote Cedara software and IBM hardware and integrate it with their business partners' solutions.

      o The Company presented its latest healthcare imaging product enhancements and features at the 2003 Radiological Society of North America ("RSNA") Conference in Chicago. Cedara showcased its extensive product portfolio of new technologies which encompasses all aspects of clinical workflow from image acquisition to sophisticated image processing and surgery.

      o The Company issued 400,000 common shares to certain 5% unsecured subordinated convertible debenture holders ("the Convertible Debentures"), when these holders elected to convert $1.0 million of the $3.2 million outstanding Convertible Debentures to common shares.


Significant events and actions subsequent to quarter end:

      o Effective January 15, 2004, the Company exercised its right to convert all of the remaining $2.2 million of Convertible Debentures outstanding into common shares of the Company. This resulted in the issuance of 867,120 common shares of the Company.


FORWARD-LOOKING STATEMENTS


Certain statements contained in the unaudited Consolidated Interim Financial Statements and Notes, and this Management Discussion and Analysis, constitute forward-looking statements. When used in these documents, the words, "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. In particular, statements relating to the Company's expectations concerning its licensed software products and relating to the sufficiency of capital to meet working capital and capital expenditure requirements are forward-looking statements. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

      o  Adverse consequences of financial leverage,

      o  Ability to service debt,

      o  Fluctuations in quarterly financial results,

      o  Exchange rate fluctuations,

      o  Continued acceptance of Cedara's products,

      o  Intense competition,

      o  Rapid technological change,

      o  Dependence on key customers,

      o  Dependence on key personnel,

      o  Dependence on intellectual property rights,

      o  Regulatory clearances and approvals for new products,

      o  Risks relating to product defects and product liability,

      o  Risks related to international operations;

as well as other risks detailed from time to time in other continuous disclosure filings of the Company. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.


RESULTS OF OPERATIONS


For the second quarter of fiscal 2004 ended December 31, 2003 ("Q2 fiscal 2004"), the Company recorded net income of $3.9 million or $0.16 per share ($0.14 per share on a diluted basis). This compares to a net loss of $3.9 million or $0.16 per share for the quarter ended December 31, 2002 ("Q2 fiscal 2003").


For the six months ended December 31, 2003, net income totaled $5.6 million or $0.23 per share ($0.20 per share on a diluted basis), compared to a loss of $8.0 million or $0.33 per share for the six-month period ended December 31, 2002.


RESULTS OF CONTINUING OPERATIONS


For the three months ended December 31, 2003, revenue was $12.1 million, up 47% compared to the $8.2 million recorded in Q2 of fiscal 2003. Net income for Q2 fiscal 2004 was $3.9 million or $0.16 per share, compared to a net loss of $3.9 million or $0.16 per share for Q2 of fiscal 2003.


Revenue year-to-date has increased 53% to $22.3 million and net income improved to $5.6 million for the first six months of fiscal 2004, compared to a loss of $8.0 million or $0.33 per share in the first six months of the prior year.


REVENUE BY PRODUCT CATEGORY


------------------------------ -------------------------- ------------------------- --------------------------

                                  THREE MONTHS ENDED             SIX MONTHS                 VARIANCE
                                      DECEMBER 31            ENDED DECEMBER 31         INCREASE/(DECREASE)
                                                                                     THREE          SIX
                                   2003          2002        2003        2002       MONTHS          MONTHS
------------------------------ -------------- ----------- ------------ ---------- ------------ ---------------
Software licenses                   7.1            3.4        13.4          5.1       111%           162%
Engineering services                2.9            3.5         5.9          7.3       (19%)          (19%)
Services and other                  2.1            1.3         3.0          2.2        63%            35%
------------------------------ -------------- ----------- ------------ ------------ ------------ -------------
Total                             $12.1           $8.2       $22.3        $14.6        47%            53%
------------------------------ -------------- ----------- ------------ ------------ ------------ -------------

The revenue increase in Q2 of fiscal 2004 was driven by a $3.7 million increase in software license revenue, which includes a portion of the $7.1 million revenue impact of the Company's technology agreement entered into with Cerner Corporation during the quarter. The remaining revenue from the $7.1 million estimated contract value is expected to impact the latter half of fiscal 2004.


License revenues year-to-date have increased $8.3 million, compared to the same period last year, largely as a result of the Cerner contract and the Philips agreement signed in the first quarter of fiscal 2004. In fiscal 2003, license revenues were adversely affected by higher-than normal channel inventory of licenses held by customers resulting primarily from Cedara's bulk sales of licenses in fiscal 2002.


Engineering services revenue was $0.6 million or 19% lower in Q2 fiscal 2004 than in Q2 fiscal 2003. Revenue from engineering services varies by the number of active contracts and the individual characteristics of each contract, including contract life cycles. In Q2 fiscal 2004, nine active engineering services contracts generated revenue of $2.9 million, four of which were new contracts that were not active in the same period last year. In Q2 of fiscal 2003, nine active contracts produced revenue of $3.5 million.

On a year-to-date basis, engineering services revenue was down 19% or $1.4 million compared to the same period last year, while the number of active contracts over the first six months of fiscal 2004 was consistent with the prior year at 10 active contracts. The decline in revenue reflects the completion of three large contracts between December 31, 2002 and December 31, 2003 that were replaced with smaller and shorter-term contracts.


Services and other revenue, overall, was higher by $0.8 million in both Q2 and year-to-date of fiscal 2004 than in the same periods of last year. This increase resulted from increased support fees from the installed base, but was partially offset by lower hardware system sales.


REVENUE BY GEOGRAPHIC REGION

------------------------------ -------------------------- ------------------------- --------------------------
                                                                                            VARIANCE
                                  THREE MONTHS ENDED             SIX MONTHS
                                      DECEMBER 31            ENDED DECEMBER 31         INCREASE/(DECREASE)
                                   2003          2002        2003         2002     THREE MONTHS   SIX MONTHS
------------------------------ -------------- ----------- ------------ ----------- ------------- -------------
United States                       7.1            2.3         9.9          4.6      206%           113%
Asia                                4.0            2.7         6.7          5.7       51%            17%
Europe                              1.0            3.2         5.7          4.3      (70%)           34%
------------------------------ -------------- ----------- ------------ ----------- ------------ --------------
------------------------------ -------------- ----------- ------------ ----------- ------------ --------------
Total                             $12.1           $8.2       $22.3        $14.6       47%            53%
------------------------------ -------------- ----------- ------------ ----------- ------------ --------------

Increased revenue from United States customers for the three and six months ended December 31, 2003 was due primarily to the technology agreement signed with Cerner. The increase in revenue from Asia represents primarily increased service revenue for both the current quarter and the year-to-date. The completion of a large custom engineering project at the beginning of Q2 fiscal 2004 and the timing of software license revenue recognition between Q1 and Q2 of this year resulted in a decline in revenue from Europe for the current quarter.


GROSS MARGIN


The gross margin for the second quarter was 79% of revenue compared with 64% in the same period last year. The gross margin percentage for the six months ended December 2003 increased to 78% up from 60% in the same period last year. The gross margin of the Company is heavily influenced by the relative mix of software licenses compared to other revenue sources, as software license gross margins are considerably higher. Software license revenue comprised 59% of total revenue for Q2 of fiscal 2004 and 60% year-to-date, compared to 41% and 35% respectively in the prior year.


OPERATING EXPENSES


Total operating expenses for Q2 fiscal 2004 were lower by $3.5 million or 40%, and by $4.9 million or 31% for the six months ended December 31, 2003, compared to the same periods in the prior year. These declines were due primarily to:

      o one-time recoveries of $1.2 million against provisions taken in earlier periods, including a $0.2 million recovery of severance costs and a recovery of $1.0 million against provisions for share purchase loans to the former CEO and other former employees, as previously disclosed by the Company;

      o severance costs in the previous year amounting to a charge of $1.5 million which were not repeated in the current period; and

      o lower general and administrative expenses, which declined by $0.4 million or 20%.

Research and development costs were maintained at $2.1 million for the quarter and $4.4 for the six months ended December 31, 2003 and represent 17% of revenue in Q2 fiscal 2004, as compared to 27% of revenue in the same period in the prior year.


Although sales and marketing costs were marginally higher, the Company's actions in eliminating a layer of marketing management in mid fiscal 2003 allowed more resources to be utilized directly on sales and marketing efforts and less on management overhead. Consistent with prior years, the Company attended the major annual radiology tradeshow (RSNA) during the second quarter, the costs of which were expensed during the quarter.


General and administrative costs declined by $0.4 million or 20% in Q2 fiscal 2004 compared with the same period last year. For the first six months of fiscal 2004, general and administrative costs declined by $1.0 million or 24%. The costs reductions were achieved through the elimination of certain management positions in Q2 of fiscal 2003, the consolidation of operations into one facility and the sublease of the Company's vacated premises in fiscal 2003. Cost control measures implemented during fiscal 2003 have resulted in cost savings from outside suppliers, further reducing general and administrative costs in Q2 of fiscal 2004.


During fiscal 2003, the Company undertook significant cost reduction initiatives that resulted in $1.5 million of severance in Q2 fiscal 2003 and $2.1 million in the six months ended December 31, 2002. These charges were not repeated in the current year. The severance cost recovery of $0.2 million in the current quarter resulted from settlement of loans outstanding from the former Chairman and Chief Executive Officer as discussed below.


Other charges include computer operating lease costs, foreign exchange gains and losses, bad debt expenses and employee share purchase loan provisions. Other income for the quarter and year-to-date includes the recovery of $1.0 million of loans from the Company's former Chairman and Chief Executive Officer and certain current and former employees. Excluding the impact of the loan recoveries, other charges increased $0.1 million in the quarter and $0.4 million year-to-date compared to the same periods in the prior year. Computer equipment lease cost savings of $0.3 million in the quarter and $0.4 million year-to-date have been offset by foreign exchange charges of $0.3 million in the quarter and $0.7 million year-to-date and bad debt expense increases of $0.1 million in the quarter and year-to-date.


Intangible assets capitalized as part of the Company's acquisition of Dicomit were fully amortized by the end of Q4 of fiscal 2003, resulting in amortization of intangibles being $0.3 million less for Q2 of fiscal 2004 and $0.7 million lower year-to-date as compared to the same periods in the previous year. Depreciation and amortization of capital assets declined $0.2 million for Q2 of fiscal 2004 and $0.7 million year-to-date, compared to the same periods last year, due to certain capital assets becoming fully depreciated during the latter half of the previous fiscal year.


Interest expense in Q2 fiscal 2004 and for the six months ended December 31, 2003 was $0.1 million lower than the same periods last year. Interest expense is comprised of charges associated with the Company's operating line of credit and the 5% coupon rate of interest on the Convertible Debentures.


RESULTS OF DISCONTINUED OPERATIONS


During Q1 of fiscal 2004, the Company began providing services to the Carl Zeiss group of companies ("Zeiss") as partial settlement of the outstanding discontinued operations obligations. The Company provided services of $0.3 million in Q2 fiscal 2004 and $0.4 million during the six months ended December 31, 2003. Further details of the remaining obligation to Zeiss can be found in note 4 to the unaudited Consolidated Financial Statements.


LIQUIDITY AND CAPITAL RESOURCES


The Company's working capital position improved by $6.9 million from June 30, 2003 to December 31, 2003, primarily as a result of increased accounts receivable balances of $3.2 million and decreased accounts payable and accrued liabilities of $2.3 million. At the end of the second quarter of fiscal 2004, the Company had negative working capital of $5.0 million, which included bank indebtedness of $8.9 million.

During the quarter, the National Bank of Canada ("NBC") renewed the current operating line at $14.0 million until October 31, 2004. The Company's operating line of credit of $14.0 million bears interest at prime plus 1/2% and is secured by a general security agreement granting a first security interest in all of the Company's present and after-acquired property to NBC. Analogic Corporation ("Analogic") has guaranteed the operating line by way of a letter of credit issued to NBC. The letter of credit automatically renews each year unless the issuing bank is notified by Analogic at least 60 days prior to the December 20 expiry date of its intention to not extend the term of the letter of credit. Should NBC draw on the letter of credit issued by Analogic, NBC's security position will transfer to Analogic. The current letter of credit expires on December 20, 2004. If, prior to October 31, 2004, the Company finds that it has significant excess borrowing capacity available under its operating line, it is anticipated that the parties will reduce the available bank line.


Operations (before working capital changes) provided cash of $4.7 million for Q2 of fiscal 2004 and $6.9 million for the six-month period ended December 31, 2003. Changes in working capital consumed $3.6 million of cash in the quarter and $6.4 million for the six-month period ended December 31, 2003, due to increases in accounts receivable and payments of accounts payable. Overall, the Company had positive operating cash flow of $1.2 million during the quarter and $0.6 million for the six-month period ended December 31, 2003.


The Company received cash of $0.8 million on the exercise of stock options during Q2 of fiscal 2004, which, combined with the positive operating cash flow, enabled reduction of the bank operating line by $1.8 million and purchase of capital assets totaling $0.2 million. Year-to-date the Company purchased $0.4 million of capital assets consisting mainly of computer equipment and related software.


In the prior year, operating activities, before working capital changes, consumed $2.9 million of cash in Q2 and $6.3 million of cash in the first six months. The Company was able to offset $1.6 million of the operating cash loss during Q2 and $3.0 million in the first six months of fiscal 2003 through managing working capital. The remaining amounts were financed by the Company's operating bank line and a $1.0 million short-term promissory note from Analogic. The Company purchased capital assets totaling $0.1 million and $1.0 million in the three months and six months ended December 31, 2003, respectively. The purchases during the six-month period ended December 31 included leasehold improvements of $0.4 million associated with consolidating operations into one facility and a $0.5 million three-year software enterprise agreement with Microsoft.


As of December 31, 2003, the Company's principal sources of liquidity consisted of the bank credit facility of $14.0 million and accounts receivable of $8.7 million. The Company will continue to seek other sources of financing to further strengthen its working capital position. Management believes the results of the above will provide sufficient operating cash flows to meet the Company's short-term cash requirements over the next twelve months. The Company's cash requirements in the short-term relate to the ongoing funding of its operations and the servicing of its debt.

CEDARA SOFTWARE corp.

Consolidated Balance Sheets
(In thousands of Canadian dollars)

-----------------------------------------------------------------------------------------------------------------------
                                                                          December 31, 2003     June 30, 2003
-----------------------------------------------------------------------------------------------------------------------
                                                                             (Unaudited)
-----------------------------------------------------------------------------------------------------------------------
Assets

Current assets:
     Accounts receivable                                                     $   8,712          $    5,551
     Inventory                                                                     384                 472
     Prepaid expenses and other assets                                           1,236                 876
-----------------------------------------------------------------------------------------------------------------------
                                                                                10,332               6,899

Capital assets                                                                   2,349               2,568
Long-term investment                                                               472                 472
Goodwill                                                                         9,053               9,053
Intangible assets                                                                  494                 542
Deferred development costs                                                         111                 335
-----------------------------------------------------------------------------------------------------------------------
                                                                             $  22,811          $   19,869
-----------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity (Deficiency)

Current liabilities:
     Bank indebtedness (note 2)                                              $   8,944          $    9,493
     Accounts payable and accrued liabilities                                    3,957               6,278
     Deferred revenue                                                              669                 532
     Current liabilities of discontinued operations (note 4)                     1,716               2,460
-----------------------------------------------------------------------------------------------------------------------
                                                                                15,286              18,763

Convertible subordinated debentures (note 3)                                     1,975               2,851
Non-current portion of provision for loss on sublease                               64                 108

Shareholders' equity (deficiency):
     Capital stock                                                             108,089             106,328
     Warrants                                                                    3,260               3,260
     Deficit                                                                  (105,863)           (111,441)
-----------------------------------------------------------------------------------------------------------------------
                                                                                 5,486              (1,853)
Subsequent events (notes 3 and 7)
-----------------------------------------------------------------------------------------------------------------------
                                                                             $  22,811          $   19,869
-----------------------------------------------------------------------------------------------------------------------

See accompanying notes to unaudited consolidated financial statements.

CEDARA SOFTWARE corp.

Unaudited Consolidated Statements of Operations
(In thousands of Canadian dollars, except per share amounts)

-----------------------------------------------------------------------------------------------------------------------
                                                                Three Months Ended        Six Months Ended
                                                                     December 31             December 31
                                                                  2003         2002        2003         2002
-----------------------------------------------------------------------------------------------------------------------

Revenue                                                      $  12,148    $   8,249   $   22,251   $  14,582

Direct costs                                                     2,607        3,001        4,971       5,884
-----------------------------------------------------------------------------------------------------------------------

Gross margin                                                     9,541        5,248       17,280       8,698

Expenses:
     Research and development                                    2,104        2,187        4,414       4,505
     Sales and marketing                                         1,397        1,343        2,412       2,375
     General and administration                                  1,731        2,151        3,285       4,297
     Severance costs (recovery)                                   (205)       1,485         (184)      2,062
     Other charges (income)                                       (217)         683          218         772
     Amortization of intangible assets                              46          359          102         787
     Depreciation and amortization                                 404          588          853       1,208
-----------------------------------------------------------------------------------------------------------------------
                                                                 5,260        8,796       11,100      16,006
-----------------------------------------------------------------------------------------------------------------------

Income (loss) before interest expense                            4,281       (3,548)       6,180      (7,308)

Interest expense, net                                              336          380          602         654
-----------------------------------------------------------------------------------------------------------------------

Income (loss) from continuing operations                         3,945       (3,928)       5,578      (7,962)

Income (loss) from discontinued operations (note 4)                (53)           -            -           -
-----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                            $   3,892    $  (3,928)  $    5,578   $  (7,962)
-----------------------------------------------------------------------------------------------------------------------

Earnings (loss) per share from continuing operations (note 8):
     Basic                                                   $   0.16     $   (0.16)  $     0.23   $   (0.33)
     Diluted                                                 $   0.14     $   (0.16)  $     0.20   $   (0.33)

Earnings (loss) per share (note 8):
     Basic                                                   $   0.16     $   (0.16)  $     0.23   $   (0.33)
     Diluted                                                 $   0.14     $   (0.16)  $     0.20   $   (0.33)
-----------------------------------------------------------------------------------------------------------------------

See accompanying notes to unaudited consolidated financial statements

CEDARA SOFTWARE corp.


Unaudited Consolidated Statements of Shareholders' Equity
(In thousands of Canadian dollars)

------------------------------------- --------------------------- ------------------------------- -------------- ------------------

                                              Common shares                   Warrants                Deficit
                                      --------------------------- -------------------------------                        Total
                                                                                                                     shareholders'
                                           Number        Amount         Number        Amount                            equity
                                                                                                                     (deficiency)
------------------------------------- -------------- ------------ ---------------- -------------- -------------- ------------------
Balance, June 30, 2002                 24,157,621    $ 106,328         605,636       $    3,260   $    (98,129)       $   11,459
Net loss for the period                         -            -               -                -         (7,962)           (7,962)
------------------------------------- -------------- ------------ ---------------- -------------- -------------- ------------------
                                       24,157,621    $ 106,328         605,636       $    3,260   $   (106,091)       $    3,497
Balance, December 31, 2002
------------------------------------- -------------- ------------ ---------------- -------------- -------------- ------------------
------------------------------------- -------------- ------------ ---------------- -------------- -------------- ------------------
                                       24,157,621    $ 106,328         605,636       $    3,260   $   (111,441)       $  (1,853)
Balance, June 30, 2003

Issue of shares on exercise of stock
options                                   332,134          849               -                -               -             849
Issue of shares on conversion of
convertible subordinated debentures
(note 3)                                  400,000          912               -                -               -             912
Net income for the period                       -            -               -                -           5,578           5,578
------------------------------------- -------------- ------------ ---------------- -------------- -------------- ------------------
                                       24,889,755    $ 108,089         605,636       $    3,260    $   (105,863)      $   5,486
Balance, December 31, 2003
------------------------------------- -------------- ------------ ---------------- -------------- -------------- ------------------
------------------------------------- -------------- ------------ ---------------- -------------- -------------- ------------------

See accompanying notes to unaudited consolidated financial statements

CEDARA SOFTWARE corp.


Unaudited Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

-----------------------------------------------------------------------------------------------------------------------
                                                                       Three Months Ended         Six Months Ended
                                                                           December 31                December 31
                                                                    2003            2002           2003         2002
-----------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Operating activities:
   Net income (loss) from continuing operations               $    3,945        $  (3,928)    $   5,578    $  (7,962)
   Items not involving cash:
        Depreciation and amortization                                450              947           955        1,995
        Accretion of interest on convertible subordinated debentures  18               15            36           31
        Other                                                        318               61           369         (413)
-----------------------------------------------------------------------------------------------------------------------
                                                                   4,731           (2,905)        6,938       (6,349)
   Change in non-cash operating working capital:
        Accounts receivable                                       (1,130)             692        (3,900)       1,003
        Inventory                                                     95              271            88            6
        Prepaid expenses and other assets                           (670)             (41)         (360)          65
        Accounts payable and accrued liabilities                  (1,214)             751        (2,335)       2,400
        Deferred revenue                                            (643)             (66)          137         (464)
-----------------------------------------------------------------------------------------------------------------------
                                                                  (3,562)           1,607        (6,370)       3,010
-----------------------------------------------------------------------------------------------------------------------
                                                                   1,169           (1,298)          568       (3,339)
Investing activities:
   Decrease in restricted cash                                         -              163             -          226
   Additions to intangible assets                                    (20)             (24)          (54)         (57)
   Additions to capital assets                                      (201)             (86)         (431)      (1,014)
-----------------------------------------------------------------------------------------------------------------------
                                                                    (221)              53          (485)        (845)
Financing Activities:
   Increase (decrease) in bank indebtedness                       (1,778)             569          (549)       3,847
   Issue of shares                                                   849                -           849            -
   Issue of promissory note payable                                    -            1,025             -        1,025
-----------------------------------------------------------------------------------------------------------------------
                                                                    (929)           1,594           300        4,872

-----------------------------------------------------------------------------------------------------------------------
Change in cash and cash equivalents from continuing operations        19              349           383          688
Change in cash and cash equivalents from discontinued
   operations (note 4)                                               (19)            (349)         (383)        (688)
Cash and cash equivalents, beginning of period                         -                -             -            -

-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                      $        -        $       -     $       -    $       -
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------
                                                                       Three Months Ended         Six Months Ended
Supplemental cash flow information                                         December 31               December 31
                                                                   ----------------------        ----------------------
                                                                    2003            2002           2003         2002
-----------------------------------------------------------------------------------------------------------------------
Cash paid for:
   Interest                                                   $      315         $    360      $    518    $     618
   Taxes                                                              -                 9             -            9
Non-cash financing activities:
   Issue of shares on conversion of convertible
      subordinated debentures                                 $      912         $      -      $    912    $       -
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------


See accompanying notes to unaudited consolidated financial statements.

Cedara Software corp.

Unaudited Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share and per option amounts)

Six months ended December 31, 2003 and December 31, 2002

------------------------------------------------------------------------------



1. Significant accounting policies:


       The disclosures contained in these unaudited interim consolidated financial statements do not include all disclosures required under Canadian generally accepted accounting principles (GAAP) for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended June 30, 2003.


       The unaudited interim consolidated financial statements are based upon accounting policies consistent with those used and described in the annual consolidated financial statements, except as herein noted.


       Management believes these unaudited interim consolidated financial statements include all adjustments, including normal recurring adjustments, necessary to present fairly the financial position of the Company as at December 31, 2003 and the results of its operations and its cash flows for the three and six months ended December 31, 2003 and 2002. Results for the three and six months ended December 31, 2003 are not necessarily indicative of the results to be expected for the entire year.


2. Bank indebtedness:


       The Company has an operating line of credit of $14,000 bearing interest at prime plus 1/2%. The operating line is secured by a general security agreement granting a first security interest in all of the Company's present and after-acquired property to National Bank of Canada ("NBC"). Analogic Corporation ("Analogic") has guaranteed the operating line by way of a letter of credit issued to NBC. The letter of credit automatically renews each year unless the issuing bank is notified by Analogic at least 60 days prior to the December 20 expiry date of its intention to not extend the term of the letter of credit. Should NBC draw on the letter of credit issued by Analogic, NBC's security position will transfer to Analogic. The letter of credit currently expires on December 20, 2004. The current operating line of $14,000 is due for renewal on October 31, 2004. If, prior to December 20, 2004, the Company finds that it has significant excess borrowing capacity available under its operating line, it is anticipated that the parties will reduce the available bank line.


3. Convertible subordinated debentures:


       During the quarter ended December 31, 2003, debenture holders representing $1,000 of the total of $3,168 outstanding 5% unsecured subordinated convertible debentures (the "Convertible Debentures"), elected, in accordance with the terms of the Convertible Debentures, to convert into common shares of the Company at $2.50 per share. This resulted in the issuance of 400,000 common shares of the Company. Accordingly the carrying value of $912 of these Convertible Debentures was recorded to capital stock. Effective January 15, 2004, the Company exercised its right, in accordance with the terms of the Convertible Debentures, to require the conversion of the remaining principal sum of $2,168 into common shares of the Company at $2.50 per share. This resulted in the issuance of 867,120 common shares of the Company. As a result of these conversions, no Convertible Debentures of the Company will remain outstanding.

4. Discontinued operations:


       The following summarizes the balance sheet, statement of operations and statement of cash flows information for the Company's discontinued operations:


------------------------------------------------------------------------------
------------------------------------------------------------------------------
       Balance Sheet              December 31, 2003          June 30, 2003
------------------------------------------------------------------------------

       Current liabilities             $      1,716            $     2,460
------------------------------------------------------------------------------
------------------------------------------------------------------------------

       The liabilities of discontinued operations included the Company's obligation to pay US$1,500 in cash over 18 months commencing April 2002 and ending in September 2003, and for the Company to provide US$1,500 in value of software licenses and/or services to Carl Zeiss Inc. ("Zeiss") during the period December 10, 2001 to December 1, 2004. At September 30, 2003, the Company had fully paid out the liability of US$1,500 payable in cash. During the three months and the six months ended December 31, 2003, the Company provided services of $289 and $361 respectively, in partial settlement of the remaining non-cash liabilities. Included in current liabilities at December 31, 2003, is the remaining non-cash obligation to Zeiss of $1,593. The June 30, 2003 current liabilities included both cash and non-cash obligations to Zeiss totaling $2,358.

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                                                 Three Months Ended            Six Months Ended
                                                                    December 31                   December 31
                                                          ---------------------------     -------------------------
       Statement of Operations                                  2003            2002           2003         2002
-------------------------------------------------------------------------------------------------------------------

       Revenue                                            $        -     $         -      $       -    $       -

       Income (loss) from operations                               -               -              -            -
       (Loss) on disposition of discontinued operations          (53)              -              -            -
       (Loss) from discontinued operations                $      (53)    $         -      $       -    $       -
-------------------------------------------------------------------------------------------------------------------

       Earnings per share from discontinued operations:
         Basic                                            $        -     $         -      $       -    $       -
         Diluted                                          $        -     $         -      $       -    $       -
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                                                Three Months Ended              Six Months Ended
                                                          ---------------------------     -------------------------
                                                                    December 31                   December 31
       Statement of Cash Flows                                  2003            2002           2003         2002
-------------------------------------------------------------------------------------------------------------------

       Operating activities                               $      (19)    $      (349)     $    (383)   $    (688)
       Financing activities                                        -               -              -            -
       Investing activities                                        -               -              -            -

-------------------------------------------------------------------------------------------------------------------
       Cash used in discontinued operations               $      (19)    $      (349)     $    (383)   $    (688)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

5. Segmented information and major customers:

       The Company develops and markets diagnostic imaging, image management, and software products for integration with medical solutions offered by world leaders in the healthcare sector. The Company's products include 2D and 3D medical imaging software applications, components, platforms, and custom engineering solutions. The Company serves one industry segment, medical imaging and related information solutions.


       All of the Company's revenues are exports as follows:

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                                      Three Months Ended            Six Months Ended
                                                                         December 31                  December 31
                                                               ---------------------------   -------------------------
                                                                    2003            2002           2003         2002
-----------------------------------------------------------------------------------------------------------------------

       United States                                           $   7,099        $  2,322     $    9,867    $    4,633
       Asia                                                        4,073           2,706          6,647         5,665
       Europe                                                        976           3,221          5,737         4,284
-----------------------------------------------------------------------------------------------------------------------
                                                               $  12,148        $  8,249     $   22,251    $   14,582
-----------------------------------------------------------------------------------------------------------------------

       The following are product and service revenues of the Company:

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                                      Three Months Ended            Six Months Ended
                                                                         December 31                  December 31
                                                               ---------------------------   -------------------------
                                                                    2003            2002           2003         2002
-----------------------------------------------------------------------------------------------------------------------

       Software licenses                                       $   7,171        $  3,400     $   13,342    $    5,097
       Engineering services                                        2,889           3,568          5,931         7,278
       Services and other                                          2,088           1,281          2,978         2,207
-----------------------------------------------------------------------------------------------------------------------
                                                               $  12,148        $  8,249     $   22,251    $   14,582
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

       All of the assets of continuing operations are located in North America.
       Revenues to customers that individually generate more than 10% of revenue are as follows:

-----------------------------------------------------------------------------------------------------------------------
                                                                      Three Months Ended            Six Months Ended
                                                                         December 31                  December 31
                                                               ---------------------------   -------------------------
                                                                    2003            2002           2003         2002
-----------------------------------------------------------------------------------------------------------------------

       Customer A                                                    43%              2%            28%           5%
       Customer B                                                    23%             18%            21%          21%
       Customer C                                                     2%             32%            21%          25%
-----------------------------------------------------------------------------------------------------------------------

6. Stock-based compensation:

       The Company has a stock option plan, as disclosed in the consolidated financial statements for the year ended June 30, 2003. Options are granted at an exercise price equal to the quoted market value of the shares on the date of grant. The fair values of stock options are determined using a Black-Scholes options pricing model. The Company has elected not to recognize compensation cost when stock options are granted to employees and directors under its stock option plan.


       The Company is required to provide pro-forma disclosure of the net income (loss) and earnings (loss) per share, as if the fair value-based method, as opposed to the intrinsic value based method of accounting for employee stock options, had been applied. The disclosures in the following table reflect the Company's net income (loss) and earnings
       (loss) per share on a pro-forma basis using the fair value method, on a straight-line basis, as determined by using a Black-Scholes option pricing model.

       ---------------------------------------------------------- --------------------------- ---------------------------
       ---------------------------------------------------------- --------------------------- ---------------------------
                                                                      Three Months Ended           Six Months Ended
                                                                         December 31                 December 31
                                                                  ------------- ------------- -------------- ------------
                                                                      2003          2002          2003          2002
       ---------------------------------------------------------- ------------- ------------- -------------- ------------

       Net income (loss) - as reported                            $  3,892    $   (3,928)     $    5,578    $ (7,962)
       Estimated stock-based compensation costs
           for the period                                             (131)         (118)           (226)       (161)
------------------------------------------------------------------------------------------------------------------------
       Net income (loss) - pro-forma                              $  3,761    $   (4,046)     $    5,352    $ (8,123)
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

       Pro-forma earnings (loss) per share:
           Basic                                                  $   0.15    $   (0.17)      $   0.22      $   (0.34)
           Diluted                                                $   0.14    $   (0.17)      $   0.19      $   (0.34)
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------




       The weighted average grant date fair value of options granted was calculated as follows using a Black-Scholes option pricing model with the following assumptions:


       ------------------------------------------------------------ --------------------------- ------------------------
       ------------------------------------------------------------ --------------------------- ------------------------
                                                                      Three Months Ended           Six Months Ended
                                                                         December 31                 December 31
                                                                    --------------------------- ------------------------
                                                                        2003          2002         2003        2002
       ------------------------------------------------------------ ------------- ------------- ----------- ------------

       Number of options issued                                      390,000            -       390,000     1,470,806
       Weighted average grant date fair value of each option          $ 2.46        $   -        $ 2.46      $  0.674
       Assumptions:
           Risk free interest rates                                      4.0%         4.5%          4.0%          4.5%
           Expected life in years                                          5            5             5             5
           Expected dividend yield                                         -            -             -             -
       Volatility                                                         95%          75%           85%           75%
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

7. Warrants:


       Effective October 1, 2000, the Company acquired from Zeiss its 20% minority interest in Surgical Navigation Specialists Inc. through the issuance of $3,000 of warrants exercisable into 363,636 common shares of the Company. The Company has provided price protection on the value of the warrants up to US$5.50 per share commencing August 1, 2003 to October 31, 2005 to a maximum value of US$2,000 through either the issuance of shares (subject to regulatory approval) or the payment of cash at the Company's option.


       The price protection on the warrants is applicable in two tranches as follows: on the first 181,818 warrants from August 1, 2003 to October 31, 2005, on the next 181,818 warrants from August 1, 2004 to October 31, 2005.


       On January 14, 2004, NBC converted warrants valued at $105 into 42,000 common shares of the Company at the exercise price of $2.50 per share. The warrants were granted on February 7, 2001.

8. Earnings per share:

       The weighted average number of common shares outstanding is as follows:

       ------------------------------------------------------ ----------------------------- ----------------------------
       ------------------------------------------------------ ----------------------------- ----------------------------
                                                                   Three Months Ended            Six Months Ended
                                                                      December 31                   December 31
                                                              ----------------------------- ----------------------------
                                                                  2003           2002           2003          2002
       ------------------------------------------------------ -------------- -------------- ------------- --------------
       Weighted average number of common shares
       outstanding, for basic earnings per share                 24,351,597     24,157,621    24,254,609     24,157,621

       Incremental shares from assumed conversion of
       employee stock options                                     1,436,327              -     1,012,193              -

       Incremental shares from assumed conversion of share
       purchase warrants                                            783,684              -     1,052,530              -

       Dilutive effect of convertible debentures                  1,190,598              -     1,228,859              -

       ------------------------------------------------------ -------------- -------------- ------------- --------------
       Weighted average number of common shares
       outstanding, for diluted earnings per share               27,762,206     24,157,621    27,548,191     24,157,621
       ------------------------------------------------------ -------------- -------------- ------------- --------------
       ------------------------------------------------------ ----------------------------- ----------------------------



       For the purposes of calculating the weighted average number of shares outstanding, the Company has assumed that the price protection obligation in respect of outstanding warrants is satisfied through the issuance of common shares.


       As a result of a net loss from continuing operations for the three and six month periods ended December 31, 2002, the following items have not been included in the calculation of diluted loss per share, because to do so would have been anti-dilutive;

       --------------------------------------------------- ------------------------- -----------------------
       --------------------------------------------------- ------------------------- -----------------------
                                                              Three Months Ended        Six Months Ended
                                                              December 31, 2002        December 31, 2002
       --------------------------------------------------- ------------------------- -----------------------
       Incremental shares from assumed conversion of
       share purchase warrants                                    4,053,595                3,208,487

       Dilutive effect of convertible debentures                  1,267,200                1,267,200

       --------------------------------------------------- ------------------------- -----------------------
                                                                  5,320,795                4,475,687
       --------------------------------------------------- ------------------------- -----------------------
       --------------------------------------------------- ------------------------- -----------------------

9.     Comparative figures:


       Certain prior period figures have been reclassified to conform to the current period's presentation.

SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    February 17, 2004



                                         CEDARA SOFTWARE CORP.




                                         By:   /s/ Fraser Sinclair
                                             -------------------------
                                         Fraser Sinclair
                                         Chief Financial Officer
                                         and Corporate Secretary